UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D

(Amendment No. 2)

Under the Securities Exchange Act of 1934

dELiA*s, Inc.
(Name of Issuer)

Common Stock, $.001 par value per share
(Title of Class of Securities)

246911101
(CUSIP Number)

Michael Zimmerman	Marc Weingarten
Prentice Capital Management, LP	Schulte Roth & Zabel LLP
623 Fifth Avenue, 32nd Floor	919 Third Avenue
New York, New York 10022	New York, New York 10022
(212) 756-8040	(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 28, 2010
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 246911101	SCHEDULE 13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Prentice Capital Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,864,345
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,864,345
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,864,345 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 9.15%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 246911101	SCHEDULE 13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON PRENDEL, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,864,345
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,864,345
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,864,345 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 9.15%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 246911101	SCHEDULE 13D	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON Michael Zimmerman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,864,345
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,864,345
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,864,345 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 9.15%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 246911101	SCHEDULE 13D	Page 5 of 7 Pages

Reference is made to the Statement on Schedule 13D, as previously amended by Amendment No. 1 thereto (as amended, the "Schedule 13D"), filed on behalf of Prentice Capital Management, LP (“Prentice Capital Management”), Michael Zimmerman (“Mr. Zimmerman”) and PRENDEL, LLC (“PRENDEL”; PRENDEL, Prentice Capital Management and Mr. Zimmerman are collectively referred to as the “Reporting Persons”), relating to the Common Stock, par value $.001 per share (the “Common Stock”), of dELiA*s, Inc. (the “Issuer”).

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

PRENDEL owns all of the shares of Common Stock reported in this Amendment No. 2 to the Schedule 13D.  Prentice Capital Management serves as the manager of PRENDEL and has the authority to vote and dispose of all securities owned by PRENDEL, including the shares of Common Stock reported herein.  As a result, Prentice Capital Management may be deemed to be the beneficial owner of the shares of Common Stock reported in this Amendment No. 2 to the Schedule 13D.   Mr. Zimmerman is the managing member of the general partner of Prentice Capital Management.   As a result, Mr. Zimmerman may be deemed to be control Prentice Capital Management and PRENDEL and therefore may be deemed to be the beneficial owner of the shares of Common Stock reported in this Amendment No. 2 to the Schedule 13D.  Each of Prentice Capital Management and Mr. Zimmerman disclaim beneficial ownership of the shares of Common Stock reported in this Amendment No. 2 to the Schedule 13D, except to the extent of their pecuniary interest therein.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is amended and restated as follows.

The shares of Common Stock reported in this Amendment No. 2 to the Schedule 13D were acquired by PRENDEL with its working capital.  The total amount of funds required to acquire the Common Stock described in Item 5(c) of this Amendment No. 2 to the Schedule 13D (including, for the avoidance of doubt, the shares of Common Stock previously disclosed in the Schedule 13D) was approximately $4,243,511, net of commissions. Neither Prentice Capital Management nor Mr. Zimmerman directly owns any of the shares of Common Stock reported herein.  Prentice Capital Management and Mr. Zimmerman disclaim beneficial ownership of the securities reported herein, except to the extent of their pecuniary interest.

Item 4.	PURPOSE OF THE TRANSACTION.

Item 4 of the Schedule 13D is amended and supplemented by the following.

The Reporting Persons have met with management and several members of the board of directors of the Issuer (the "Board") to discuss the Issuer's business, management, strategic direction, governance and other matters.  In the course of such meetings, the Reporting Persons explored the possibility that the Issuer add three directors to the board proposed by the Reporting Persons, presumably through the expansion of the Board to eight persons.  On October 28, 2010 the Company informed the Reporting Persons that it would not appoint any of the Reporting Persons' proposed nominees to the Board.

CUSIP No. 246911101	SCHEDULE 13D	Page 6 of 7 Pages

The Reporting Persons expect to continue to engage in discussions with management, the Board, other shareholders of the Issuer and other relevant parties concerning the Issuer's business, management, strategic direction, governance and other matters, and intend to continue to seek representation on the Board.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is amended and restated as follows.

(a)           The Reporting Persons may be deemed to beneficially  own, in the aggregate,  2,864,345 shares of Common Stock,  representing approximately 9.15% of the Issuer's outstanding Common Stock (based on the 31,310,091 shares outstanding as provided by the Issuer).

(b)           The Reporting Persons have shared voting power with respect to 2,864,345 shares of Common Stock.

(c)           The table below sets forth the purchases of the shares of Common Stock by PRENDEL  since the filing of Amendment No. 1 to the Schedule 13D.  All of such purchases were effected, in broker transactions.

Date:	Amount of Shares:	Approximate Price Per Share ($) (includes commissions):
September 21, 2010	25,000	2.0850
September 24, 2010	25,000	2.0350
September 28, 2010	14,000	1.9801
September 30, 2010	17,800	1.9003
October 1, 2010	25,000	1.8489
October 5, 2010	5,000	1.9450
October 7, 2010	9,900	1.9164
October 12, 2010	2,699	1.8518
October 13, 2010	28,180	1.8735
October 20, 2010	6,100	1.8287
October 22, 2010	10,000	1.8200
October 25, 2010	30,000	1.8278
October 26, 2010	6,512	1.6637
October 27, 2010	10,000	1.6153
October 28, 2010	25,000	1.6002
October 29, 2010	85,197	1.5200

(d)           The members of PRENDEL have the right to participate  indirectly in the receipt  of  dividends  from,  or  proceeds  from  the sale of,  the  Common Stock set forth in this Schedule 13D in accordance with their ownership interests in PRENDEL.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have previously entered into an agreement with respect to the joint filing of the Schedule 13D and any amendment or amendments thereto (including this Amendment No. 2 to the Schedule 13D), which joint filing agreement is incorporated by reference herein.   Except for the joint filing agreement, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer.

CUSIP No. 246911101	SCHEDULE 13D	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 1, 2010

PRENDEL, LLC

By:	Prentice Capital Management, LP, its Manager

By:	/s/ Michael Zimmerman
	Name:	Michael Zimmerman
	Title:	Investment Manager

PRENTICE CAPITAL MANAGEMENT, LP

By:	/s/ Michael Zimmerman
	Name:	Michael Zimmerman
	Title:	Investment Manager

/s/ Michael Zimmerman
Michael Zimmerman

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).